Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities referred to in this announcement have not been and will not be registered in Hong Kong or under the Securities Act, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of securities to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the securities referred to in this announcement in Hong Kong or the United States or to conduct a public offering of any securities referred to in this announcement in Hong Kong or the United States..

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

PRICING OF OFFERING OF US$1.5 BILLION CONVERTIBLE SENIOR
NOTES, CAPPED CALL TRANSACTIONS

AND CONCURRENT SHARE REPURCHASE

Joint Bookrunners

(in alphabetical order)

The Board is pleased to announce the pricing of the offering of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031 previously announced on February 4, 2026 (after Hong Kong trading hours). The Notes have been offered in offshore transactions outside the United States to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in reliance on Regulation S under the Securities Act.

THE PURCHASE AGREEMENT

The principal terms of the Purchase Agreement are set out below:

Date:	February 4, 2026 (after Hong Kong trading hours)

Closing date:	Expected to be February 9, 2026, or such later date as agreed between the parties to the Purchase Agreement, and subject to the “Conditions”.

Parties:	The Company, as the issuer on the one hand, and the Joint Bookrunners, as representatives of initial purchasers of the Notes (the “Initial Purchasers”) on the other hand.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Initial Purchasers and their respective ultimate beneficial owners is a third party independent of the Company and its connected persons.

The purchase:	Subject to the “Conditions”, the Company agrees to sell to the Initial Purchasers, and each Initial Purchaser agrees, severally and not jointly, to purchase from the Company, the Notes with an aggregate principal amount of US$1.5 billion at a purchase price of 98.9% of the principal amount of the Notes.

The Joint Bookrunners have informed the Company that the Notes would be offered and placed to not less than six independent placees.

Conditions:	The completion of the purchase of the Notes is subject to the conditions specified in the Purchase Agreement, including:

(i)	no material adverse change that makes it impracticable or inadvisable to proceed with the Notes Offering;

(ii)	the Initial Purchasers having received the relevant regulatory documents and filings, management certificates and legal opinions;

(iii)	delivery of lock-up letters to the Initial Purchasers (please refer to the section headed “Lock-up” below);

(iv)	execution and delivery of the transaction documents relating to the Notes and the Capped Call Transactions and such documents shall be in full force and effect on the closing date; and

(v)	the Notes shall be eligible for clearance and settlement through Euroclear Bank SA/NV and Clearstream Banking S.A.

Termination:	The Initial Purchasers may terminate the Purchase Agreement by notice given by the Joint Bookrunners to the Company, if after the execution and delivery of the Purchase Agreement and prior to the closing date:

(i)	a suspension of, or material limitation in, trading of securities generally on the NYSE or the Hong Kong Stock Exchange;

(ii)	a suspension of, or material limitation in, trading of the Company’s securities on the NYSE or the Hong Kong Stock Exchange;

(iii)	a general moratorium on commercial banking activities declared by United States Federal, New York State, the PRC or Hong Kong authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States;

(iv)	the outbreak or escalation of hostilities involving the United States, the PRC or Hong Kong or the declaration by the United States or the PRC of a national emergency or war; or

(v)	a material adverse change that makes it impracticable or inadvisable to proceed with the Notes Offering.

Lock-up:	Each of the Company, the Directors, the senior management of the Company and certain principal shareholders of the Company agrees that, save in specified circumstances in the Purchase Agreement, it/he/ she will not, during the period commencing on the date of the Purchase Agreement and ending 90 days after the pricing date relating to the Notes Offering, deal in their ADSs or Shares without the prior written consent of the Joint Bookrunners.

THE NOTES

The principal terms of the Notes are set out below:

Issuer:	The Company

Issue size:	US$1.5 billion aggregate principal amount of the Notes.

Form and denomination:	The Notes will be in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.

Rating:	The Notes are expected to be rated A3 by Moody’s and A- by Fitch.

Issue price:	100% of the principal amount of the Notes plus any accrued interest, if any, from and including February 9, 2026.

Interest and interest payment dates:	0.925% per year, which shall be payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026.

Conversion rights:	Holders may not convert the Notes at any time prior to the 40th day following the last date of the original issuance of the Notes. After such date, holders may convert all or any portion of their Notes, in a minimum of US$200,000 or any amount in excess thereof which is an integral multiple of US$1,000, at their option at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date.

Settlement upon conversion:	Conversions will be settled in cash, Class A Ordinary Shares or a combination of cash and Class A Ordinary Shares, at the Company’s election.

Class A Ordinary Shares deliverable upon conversion of the Notes, if any (the “Conversion Shares”), will be issued under the General Mandate.

Conversion price:	The initial conversion price (the “Conversion Price”) (subject to adjustment), is approximately US$30.9473 per Conversion Share (equivalent to approximately HK$241.79 per Share), which represents:

(i)	a premium of approximately 37.5% to the closing price of US$22.51 per ADS on the NYSE on February 3, 2026, being the previous trading day prior to the date of the Purchase Agreement, converted at a pre-determined exchange rate for Hong Kong dollars;

(ii)	a premium of approximately 35.0% to the closing price of HK$179.10 per Class A Ordinary Share on the Hong Kong Stock Exchange on February 4, 2026, being the date of the Purchase Agreement; and

(iii)	a premium of approximately 39.6% to the average closing price of approximately HK$173.24 per Class A Ordinary Share on the Hong Kong Stock Exchange for the last five (5) consecutive trading days immediately prior to the date of the Purchase Agreement.

The Conversion Price is subject to adjustment upon the occurrence of customary prescribed events, including: cash or share dividend distribution, share split, share combination, rights issues of Class A Ordinary Shares or options over Class A Ordinary Shares (directly or in the form of ADSs), and payment for Class A Ordinary Shares (directly or in the form of ADSs) in respect of a tender or exchange offer, as stipulated in the terms of the Notes.

In any event, the Conversion Price for each Conversion Share will not be less than the benchmark price set out in Rule 13.36(5) of the Listing Rules.

The Conversion Price was determined after arms’ length negotiations between the parties with reference to last reported closing price of the Class A Ordinary Share on the Hong Kong Stock Exchange. The Conversion Price is subject to customary pre-determined adjustments set out in the terms of the Notes.

The net price of each Conversion Share to the Company, based on the estimated net proceeds of approximately US$1,404.1 million and 48,469,500 Conversion Shares that are issuable under the Notes (excluding adjustment and make-whole adjustments) (based on the initial conversion rate of 32.3130 Shares per US$1,000 principal amount of the Notes), is expected to be approximately US$28.9692. The Conversion Shares have an aggregate nominal value of US$4,846.95 and a market value of HK$8,680,887,450, based on the closing price of HK$179.10 per Class A Ordinary Share on the Hong Kong Stock Exchange on the date of the Purchase Agreement.

Maturity:	The Notes will mature on March 1, 2031, unless earlier converted, redeemed or repurchased.

Redemption:	The terms of the Notes specify circumstances in which the Notes may be redeemed.

Redemption by the Noteholders:

Noteholders have the right, at their option, to require the Company to repurchase for cash all or any part of their Notes on March 1, 2029, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the applicable repurchase date.

Redemption by Company:

(i)	Optional redemption: The Company may redeem the Notes for cash, at its option, in whole or in part, on or after March 6, 2029, if the last reported sale price of Class A Ordinary Shares has been at least 130% of the conversion price for the notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus (except in limited circumstances) accrued and unpaid interest to, but excluding, the redemption date.

(ii)	Cleanup redemption: The Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remain outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

(iii)	Tax redemption: The Company may redeem all but not part of the Notes upon occurrence of certain tax-related events, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Transfer restrictions:	The Notes or the Class A Ordinary Shares deliverable upon conversion of the Notes, if any, are not registered under the Securities Act and are subject to the transfer restrictions set forth in the terms of the Notes. Prior to the date that is 40 days after the date of original issuance of the Notes (the “distribution compliance period end date”), noteholders may only resell or otherwise transfer any of the Notes to, or for the account or benefit of, non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States. On or after the distribution compliance period end date and prior to the date that is one year after the last date of the original issuance of the Notes, noteholders may only resell or otherwise transfer any of the Notes to, or for the account or benefit of, persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Prior to the date that is the later of (i) the date that is one year after the last date of original issuance of the Notes or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto and (ii) such later date, if any, as may be required by applicable law, the Class A Ordinary Shares deliverable upon conversion of the Notes, if any, will be subject to the transfer restrictions set forth in the terms of the Notes.

Ranking:	The Notes will be the Group’s general unsecured obligations that rank senior in right of payment to all of its indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all of the Group’s liabilities that are not so subordinated.

The Notes will not be offered or sold in Hong Kong to the “public” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). The Notes and the Class A Ordinary Shares deliverable upon conversion of the Notes (if any) have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefits of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and subject to the transfer restrictions set forth in the Notes. This announcement contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

CAPPED CALL TRANSACTIONS

In connection with the pricing of the Notes, the Company has entered into the Capped Call Transactions with one or more of the Initial Purchasers and/or their affiliates and/or other financial institutions (the “Option Counterparties”). To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Option Counterparties is a third party independent of the Company and its connected persons. The Capped Call Transactions are generally expected to reduce potential dilution to the Class A Ordinary Shares of the Company upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/ or offset of cash payments, as the case may be, subject to a cap that will initially be US$35.9906, which represents a premium of 57.0% over the last reported sale price of HK$179.10 per Class A Ordinary Share on February 4, 2026 (converted into U.S. dollars at the pre-determined exchange rate) and is subject to certain customary adjustments, and subject to the Company’s ability to elect, subject to certain conditions, to settle the Capped Call Transactions in cash (in which case the Company would not receive any Class A Ordinary Shares from the Option Counterparties upon settlement of the Capped Call Transactions). The Class A Ordinary Shares to be received by the Company (if any) pursuant to the Capped Call Transactions will be cancelled.

The capped call premium of entering into the Capped Call Transactions was approximately US$76.95 million, representing approximately 5.1% of the aggregated principal amount of the Notes.

In connection with establishing their initial hedge positions with respect to the Capped Call Transactions, the Option Counterparties or their respective affiliates expect to purchase their hedges in privately negotiated transactions and/or enter into various derivative transactions with respect to the Class A Ordinary Shares concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the Class A Ordinary Shares, ADSs, other securities of the Company and the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Class A Ordinary Shares, ADSs, the Notes or other securities of the Company and/or purchasing or selling the Class A Ordinary Shares, ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company elects to unwind the relevant portion of the Capped Call Transactions early). The effect, if any, of this activity, including the direction or magnitude, on the market price of the Class A Ordinary Shares or ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could cause or avoid an increase or a decrease in the market price of the Class A Ordinary Shares, ADSs, other securities of the Company or the price of the Notes, which could affect whether the holders convert their Notes and the value of the consideration that holders will receive upon conversion of their Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

In respect of the Capped Call Transactions, the Company has applied for, and (i) the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Listing Rules such that the Company is permitted to conduct further share issuance (including announcing any future equity fund-raising activities) within 30 days after taking potential off-market delivery of Class A Ordinary Shares under the Capped Call Transactions (which may constitute off-market share buy-back); and (ii) the Executive Director of the Corporate Finance Division of the Securities and Futures Commission has granted a waiver from compliance with the Code on Share Buy-backs (other than Rule 6) having considered all the relevant circumstances. Please refer to the announcement of the Company dated February 4, 2026 for details.

CONCURRENT SHARE REPURCHASE

Concurrently with the pricing of the Notes, the Company agreed to repurchase approximately 18,254,400 Class A Ordinary Shares (representing (i) approximately 2.29% of the number of Shares issued and outstanding as of February 3, 2026, and (ii) approximately 37.66% of the number of Conversion Shares) from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the Joint Bookrunners or their respective affiliates, as the Company’s agent (such transactions, the “Concurrent Share Repurchase”). None of the purchasers of the Notes is expected to be a connected person of the Company and therefore none of the sellers of the Class A Ordinary Shares under the Concurrent Share Repurchase are expected to be a connected person of the Company.

The Concurrent Share Repurchase reflects the Company’s confidence in its long-term strategy and growth, and the repurchased Class A Ordinary Shares will be cancelled. The Concurrent Share Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the available portion of the initial delta of the transaction after taking into account the Option Counterparties’ initial hedges of the Capped Call Transactions. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Share Repurchase will be made pursuant to the Company’s existing share repurchase program that is effective through June 30, 2026. The purchase price for the Concurrent Share Repurchase per share is the closing price of the Class A Ordinary Shares on the Hong Kong Stock Exchange on February 4, 2026, which is HK$179.10 per Class A Ordinary Share.

The Concurrent Share Repurchase is expected to be settled on or about February 9, 2026.

In addition to the Concurrent Share Repurchase, the Company may also repurchase additional Class A Ordinary Shares and/or ADSs on the open market after the closing of the Notes Offering and from time to time. The Concurrent Share Repurchase and future on-market repurchases pursuant to the Company’s share repurchase program(s) will be funded by the net proceeds of the Notes Offering, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes.

In respect of the Concurrent Share Repurchase, the Company has applied for, and (i) the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Listing Rules; and (ii) the Executive Director of the Corporate Finance Division of the Securities and Futures Commission has granted a waiver from compliance with the Code on Share Buy-backs (other than Rule 6) having considered all the relevant circumstances. Please refer to the announcement of the Company dated February 4, 2026 for details.

Save for the Notes Offering and the circumstances as set out in the note to Rule 10.06(3)(a) of the Listing Rules, the Company will not make a new issue of Class A Ordinary Shares or announce a proposed new issue of Class A Ordinary Shares for a period of 30 days after the Concurrent Repurchase, whether on the Hong Kong Stock Exchange or otherwise, without the prior approval of the Hong Kong Stock Exchange.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY FOLLOWING THE COMPLETION OF THE NOTES OFFERING AND CONCURRENT SHARE REPURCHASE

Assuming there being no other change in the shareholding structure of the Company, the following table sets out the shareholding structure of the Company (i) as at February 3, 2026 (being the latest practicable date for ascertaining information in this announcement); (ii) immediately after the Concurrent Share Repurchase and completion of the Notes Offering (i.e. issue of the Notes under the terms and conditions of the Purchase Agreement), assuming no conversion of the Notes; and (iii) immediately after the Concurrent Share Repurchase and the completion of the full conversion of the Notes at the initial Conversion Price:

	As at February 3, 2026			Immediately after the Concurrent Share Repurchase and completion of the Notes Offering, assuming no conversion of the Notes			Immediately after the Concurrent Share Repurchase and the completion of the full conversion of the Notes at the initial Conversion Price
	Number and class of Shares	Approx. % of beneficial ownership(1)	Approx. % of voting power(1)	Number and class of Shares	Approx. % of beneficial ownership(1)(2)	Approx. % of voting power(1)(2)	Number and class of Shares	Approx. % of beneficial ownership (1)(2)	Approx. % of voting power(1)(2)
Shareholders
Mr. Meisong LAI (including his associates)(3)	4,787,381 Class A Ordinary Shares	0.60%	0.18%	4,787,381 Class A Ordinary Shares	0.62%	0.18%	4,787,381 Class A Ordinary Shares	0.58%	0.18%
	206,100,000 Class B Ordinary Shares	25.91%	77.76%	206,100,000 Class B Ordinary Shares	26.52%	78.30%	206,100,000 Class B Ordinary Shares	24.96%	76.88%
Holder(s) of the Conversion Shares(4)	–	–	–	–	–	–	48,469,500 Class A Ordinary Shares	5.87%	1.81%
Other Shareholders	584,640,788 Class A Ordinary Shares	73.49%	22.06%	566,386,388 Class A Ordinary Shares	72.87%	21.52%	566,386,388 Class A Ordinary Shares	68.59%	21.13%
Total	795,528,169 Shares	100%	100%	777,273,769 Shares	100%	100%	825,743,269 Shares	100%	100%

Notes:

(1)	The calculation is based on the total number of 795,528,169 Shares issued and outstanding as at February 3, 2026 (comprising 589,428,169 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares). Each Class A Ordinary Share entitles the holder to exercise one vote and each Class B Ordinary Share entitles the holder to exercise ten votes respectively, on all matters that require a shareholder’s vote. Certain percentage figures have been subject to rounding adjustments, so figures shown as totals may not be an arithmetic aggregation of the figures preceding them.

(2)	Assuming there is no change in the total number of Shares issued and outstanding from February 3, 2026 to the date immediately after the Concurrent Share Repurchase and completion of the Notes Offering and to the date immediately after the completion of the full conversion of the Notes.

(3)	The number of shares does not include (a) Mr. Meisong LAI’s economic rights associated with 964,765 Class A Ordinary Shares held by ZTO Es Holding Limited, an employee shareholding platform of the Group, that corresponds to his proportional indirect ownership of ZTO Es Holding Limited (i) to receive dividends (if any) and (ii) power to direct the disposition of such shares, and (b) 450,000 share options granted to Mr. Meisong LAI to purchase 450,000 Class A Ordinary Shares pursuant to the 2024 Share Incentive Plan of the Company.

(4)	Conversion of the Notes could be settled in Class A Ordinary Shares only.

Moreover, the Capped Call Transactions are not expected to result in a material change to the shareholdings of the major shareholders of the Company.

USE OF PROCEEDS OF THE NOTES OFFERING AND REASONS FOR AND BENEFITS OF THE NOTES OFFERING, CAPPED CALL TRANSACTIONS AND THE CONCURRENT SHARE REPURCHASE

The Company expects to raise total net proceeds of US$1,404.1 million (equivalent to HK$10,970.1 million) from the Notes Offering, after deducting the Initial Purchasers’ commissions and estimated offering expenses. The Company plans to use the net proceeds from the Notes Offering for the following purposes: (i) up to US$1,000 million for refinancing to fund near- term on-market repurchases (from time to time) of Class A Ordinary Shares and/or ADSs of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations; and (ii) approximately US$500 million to fund the Concurrent Share Repurchase, the premium of the Capped Call Transactions, and for other general corporate purposes.

The Directors consider that the Notes Offering will provide a good opportunity for the Group for its strategic development in the future while replenishing the capital base of the Group. In addition, the Notes Offering will be also mutually beneficial for each party to integrate its respective strengths and resources so as to create greater commercial value and achieve synergetic effect. The Directors also consider that the terms and conditions of the Purchase Agreement which were negotiated on an arm’s length basis and agreed on normal commercial terms between the parties involved to be fair and reasonable. Therefore, the Board is of the view that the Notes Offering is in the interests of the Company and Shareholders as a whole.

As set out in the section headed “Capped Call Transactions” above, the Capped Call Transactions are generally expected to reduce potential dilution to the Class A Ordinary Shares of the Company upon any conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap, and accordingly, the Capped Call Transactions are expected to facilitate the Notes Offering. Therefore, the Board considers that the Capped Call Transactions are in the best interest of the Company and the Shareholders as a whole.

As set out in the section headed “Concurrent Share Repurchase” above, in respect of the Concurrent Share Repurchase, the Board is of the view that such repurchase activity reflects the Company’s confidence in its long-term strategy and growth and the repurchased Shares will be cancelled. The Concurrent Share Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, and to facilitate the participation of such purchasers in the Notes Offering. Accordingly, the Board considers that the Concurrent Share Repurchase is in the best interest of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not conducted any other equity fund raising activity in the past twelve-month period immediately preceding this announcement.

GENERAL MANDATE

The Conversion Shares, if any, will be issued under the General Mandate. As at the date of this announcement, the General Mandate has not been utilized and the maximum number of Class A Ordinary Shares allowed to be allotted and issued under the General Mandate is 160,893,698.

Upon exercise in full of the conversion rights attached to the Notes at the initial Conversion Price of US$30.9473 per Class A Ordinary Share as disclosed above, a total of approximately 48,469,500 Conversion Shares, representing approximately 6.1% of the number of Shares issued and outstanding as of February 3, 2026, will be issued. The General Mandate is therefore sufficient for the allotment and issue of the Conversion Shares. As such, the issue of the Notes and the Conversion Shares thereunder are not subject to Shareholders’ approval at a general meeting.

APPLICATION FOR LISTING

The Company will apply to the Vienna MTF operated by the Vienna Stock Exchange for the listing of, and permission to deal in, the Notes. The Company will also make an application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued upon the conversion of the Notes, if any, on the Hong Kong Stock Exchange. Please refer to the section headed “Transfer restrictions” above for the restrictions on transferability and resale of Class A Ordinary Shares deliverable upon conversion, if any.

INFORMATION ABOUT THE COMPANY

The Company was incorporated in the Cayman Islands on April 8, 2015 as an exempted company with its securities being dual-primary listed on the NYSE and the Hong Kong Stock Exchange. The Group is a leading and fast-growing express delivery company in China.

DEFINITIONS

“ADS(s)”	American depositary share(s) (each representing one Class A ordinary share of the Company)
“Board”	the board of directors of the Company
“Capped Call Transactions”	the capped call transactions entered into between the Company and the Option Counterparties, details of which are disclosed under the paragraph headed “Capped Call Transactions” in this announcement
“China” or “the PRC”	the People’s Republic of China
“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting
“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting
“Company” or “ZTO”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company
“Concurrent Share Repurchase”	has the meaning ascribed to it under the section headed “Concurrent Share Repurchase” in this announcement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Conversion Share(s)”	has the meaning ascribed to it under the section headed “The Notes” in this announcement
“Director(s)”	the director(s) of the Company
“Exchange Act”	the Securities Exchange Act of 1934, as amended
“General Mandate”	the general mandate granted by the Shareholders to the Directors on June 17, 2025 to allot, issue or deal with Class A Ordinary Shares and/ or ADSs in accordance with Rule 13.36(2)(b) of the Listing Rules; further details are set out in the Company’s circular dated April 29, 2025. As at the date of this announcement, the amount able to be issued by the Company under this general mandate is 160,893,698 Class A Ordinary Shares, being the aggregate of (a) 20% of the total issued Shares on June 17, 2025 (i.e., 20% of 804,468,490 Shares)
“Group”	the Company, and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	Hong Kong Special Administrative Region of the PRC
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Initial Purchasers”	has the meaning ascribed to it under the section headed “The Purchase Agreement” in this announcement
“Joint Bookrunners”	Citigroup Global Markets Limited and Goldman Sachs (Asia) L.L.C. (in alphabetical order)
“Listing Committee”	the listing committee of the Hong Kong Stock Exchange with responsibility for considering applications for listing and the granting of listing on the Main Board of the Hong Kong Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time
“Noteholder(s)”	holder of the Notes
“Notes”	US$1.5 billion in aggregate principal amount of convertible senior notes due 2031
“Notes Offering”	the offering of the Notes
“NYSE”	New York Stock Exchange
“Purchase Agreement”	the purchase agreement entered into on February 4, 2026 between the Company and the Initial Purchasers in relation to the Notes Offering
“SEC”	the Securities and Exchange Commission
“Securities Act”	the United States Securities Act of 1933, as amended
“SFC”	the Securities and Futures Commission of Hong Kong
“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
“Shares”	the Class A Ordinary Shares and/or Class B Ordinary Shares in the share capital of the Company, as the context so requires
“Shareholder(s)”	holder(s) of the Share(s), and/or where the context requires, ADSs
“United States”	the United States of America

“US$”	US dollars, the lawful currency of the United States
“%”	per cent.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, February 4, 2026

For the purposes of this announcement, the exchange rate of US$1.00 = HK$7.8128 has been used for currency translation, where applicable. Such an exchange rate is for illustrative purposes and does not constitute representations that any amount in US$ or HK$ has been, could have been or may be converted at such a rate.

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.